Exhibit 99.2

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 8th/2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: September 25 2008 at 3:00 p.m. at BR-163, km 587, Setor Agroindustrial, Nova Mutum, MT. QUORUM: The absolute majority of the Board Members. PRESIDING OFFICIALS: Nildemar Secches, President, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Creation of a Branch: The Board resolved to authorize the establishment of a branch of the Company with its address at Rua C, Ala 2, s/nº, Secção Famoso, CEP 89900-000, São Miguel do Oeste, SC, with its corporate purpose as “Milk Preparation”. 2) Branch Closures: The Board authorized the closure of the following branches of the Company due absence of activity: a) Registered in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0052-77, with address at Estrada do Lami, 4,488, ao lado, Porto Alegre, RS, with its corporate purpose as “Breeding of chickens and other poultry, production of day-old chicks and eggs”. b) Registered in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0044-67 with address at Av. do Lami, 6,280, Porto Alegre, RS with its corporate purpose as “Breeding of chickens and other poultry, production of day-old chicks and eggs”. c) Registered in the corporate taxpayers register (CNPJ) under number 01.838.723/0051-96 at Estrada da Extrema, 600, Porto Alegre, RS with its corporate purpose as “Breeding of chickens and other poultry, production of day-old chicks and eggs”. d) Registered in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0011-07, at Rua Casemiro de Abreu, 250, Chapada, RS, with its corporate purpose “Wholesale commerce in agricultural raw materials”. e) Registered in the corporate taxpayers’ register (CNPJ)  under number 01.838.723/0065-91, at Av. Augusto Frederico Markus, 1600, B, Estrela RS, with its corporate purpose as “Wholesale commerce in agricultural raw materials”. f) Registered in the corporate taxpayer’s register (CNPJ) under number 01.838.723/0015-22 at Av. Augusto Frederico Markus, 570, Estrela RS, with its corporate purpose as “Wholesale commerce in agricultural raw materials and warehousing of third party goods”. g) Registered in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0063-20 at Rodovia SC-303, km 08, s/nº, Capinzal, SC, with its corporate purpose as “Milk Preparation”. h) Registered in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0062-49 at Rodovia BR-282, km 531, s/nº, sl. 02, Cordilheira Alta, SC with its corporate purpose as “Milk Preparation”. I) Registered in the corporate taxpayers’ register (CNPJ) under number 01.838.723/0060-87 at Av. Porto Feliz, 525, sala 01, CEP 89893-000, Mondai, SC with its corporate purpose as “Milk Preparation”. 3) Increase in the Capital Stock of Perdigão Agroindustrial S. A.: The Board resolved to authorize the increase in the capital in the wholly owned subsidiary, Perdigão Agroindustrial S. A. in the amount of R$ 450,000,000.00 (four hundred and fifty million Reais), originating from Advances for Future Capital Increases (AFACs) realized in March and April 2008. 4) Other company matters of an internal nature. CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, pages 54 and 55)

NEY ANTONIO FLORES SCHWARTZ

Secretary